

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2024

Varton Berian
Chief Executive Officer
Certiplex Corporation
663 Rancho Santa Fe Rd Suite 628
San Marcos, CA 92078

> **Re: Certiplex Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 7, 2024**
> **File No. 333-274531**

Dear Varton Berian:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 15, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-1

Cost of Business Module, page 23

1. We note your response to prior comment 2 and reissue it in part. Please revise here to further disclose whether you establish, operate or otherwise participate in all of the businesses of the business modules prior to selling them; if you do not, please indicate the percentage of business modules sold that relate to businesses you establish, operate or otherwise participate in, and the percentage of business modules sold that relate to businesses established and described to you by your customers. To the extent you operate the businesses of business modules prior to selling the related business modules, disclose the average length of time you operate such businesses before selling the business module.

Description of Business
Pro Sun Lights, page 24

2.   We note your response to prior comment 4 and reissue it. Please revise here to further disclose the material terms of the licensing agreement, including the material obligations of both parties and termination provisions. Refer to Item 601(b)(10) of Regulation S-K. As an example only, although we note your disclosure that "the agreement commenced on the Effective Date and will continue in full force in perpetuity," we note the licensing agreement states that "[e]ither party may terminate this Agreement immediately upon delivery of written notice to the other Party specifying clearly the grounds for termination if the other party commits a material breach of its obligations under this Agreement and fails to cure the breach within 90 days after written notice of the breach is received by the breaching Party" and that "termination will be without prejudice to any liability incurred prior to the effective date of termination."

Financial Statements, page 36

3.   Please update your financial statements to include the fiscal year ended December 31, 2023 pursuant to Rule 8-08 of Regulation S-X.

        Please contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at 202-551-6022 or Lilyanna Peyser at 202-551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services